Upholstery International, Inc.

8005 W. 183rd Street, Ste E,

Tinley Park, IL, 60423

January 20, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Upholstery International, Inc.

Amendment No. 8 to Registration Statement on Form S-1 Filed December 31, 2014

File No. 333-195209

Dear Mr. Spirgel:

We hereby submit the responses of Upholstery International, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated January 9, 2015, to Mr. Ken Kovie of the Company with regard to the above-referenced Registration Statement on Form S-1 filed on December 31, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

General

1.	We note your response to comment 1 of our prior letter dated December 1, 2014, and your revised disclosure that states “some of the investors may also have been accredited.” Please advise how many of the investors in the Rule 506(b) offerings accredited investors were. Additionally, please advise how these investors became interested in the private offering and what the relationship is between the investors and the company and its affiliates. Tell us whether you provided or directed the investors to the registration statement for information about the company.

RESPONSE: There are a total of 5 accredited investors we know of. These investors are friends and family of Mr. Kovie we did not direct them to the registration statement, however some of them may have visited on their own. Below is the information we made available to all investors.

 SELLING SECURITY HOLDERS

The selling shareholders named in this Prospectus are offering 450,200 shares of the common stock offered through this Prospectus.  The shares were sold under offerings exempt from registration under the Securities Act of 1933 as provided and promulgated by the SEC and Regulation D, Rule 506(b) as detailed below.

Under Rule 506(b), a company can be assured it is within the Section 4(a)(2) exemption by satisfying the following standards:

The company cannot use general solicitation or advertising to market the securities; the company did not use any general solicitation nor advertising to market the securities.

The company may sell its securities to an unlimited number of "accredited investors" and up to 35 other purchases

In connection with the above transactions, although some of the investors (5) may have also been accredited, we provided the following to all investors:

•	Access to all our books and records.
•	Access to all material contracts and documents relating to our operations.
•	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

Forty two (42) unaffiliated investors purchased 450,200 shares under an offering exempt from registration under the Securities Act of 1933 as provided in Regulation D, Rule 506 (b).

2.	In response to comment 2 of our prior letter, you simply state “REVISED.” However, you have not revised your disclosure to be consistent with an indirect primary offering nor provided an analysis of why the offering does not constitute an indirect primary offering through the selling shareholders. Therefore, please respond to comment 2 of our prior letter by revising your disclosure or providing an analysis.

RESPONSE: revised as underwriters at a fixed price

Management’s Discussion and Analysis, page 27 Capital Resources and Liquidity, page 27

3.	We note in your response letter the agreement with Lambert Private Equity has been canceled. Please disclose that the agreement has been canceled and the date that it was canceled. Revise your disclosure to reflect the company’s capital resource and liquidity position with that agreement canceled. Additionally, we note your loan with OnDeck requires payments on every business day. Please discuss the impact of this agreement on your operations and liquidity. Please update your risk factors as appropriate.

RESPONSE: The Lambert agreement was cancelled on 12-5-14. See attached agreements as exhibits with dates added. The OnDeck agreement as of September 30, 2014 has no significant impact on the day to day business.

4.	We note your response to comment 15 of our prior letter. Please revise the outstanding balance of the business loan of $75,000 at September 30, 2014 as it appears to be $59,388. Please refer to your disclosure in Note 4 on page F-18.

RESPONSE: Revised to $59,388

5.	Please update your discussion for the status of the $70,000 loan from Georgia Peaches, LLC which matured on November 15, 2014.

RESPONSE: The loan has been extended to May 15, 2015 and the agreement is attached as an exhibit.

6.	Please update your discussion to include the material terms of the $85,800 of borrowings received in July and September 2014, including the business purpose and use of proceeds.

RESPONSE: Continental Capital Advance, Inc. is a funding company that Ken's Custom Upholstery utilizes to acquire and purchase fabrics needed to conduct business. It's a line of credit for purchasing all the raw materials for the company.

Results of Operations, page 28 Operating Expenses, pages 28 and 29

7.	Please tell us and disclose in greater detail your significant variances in general and administrative expenses for the three and nine months ended September 30, 2014 compared to the three and month months ended September 30, 2013. Please refer to Item 303(a)(3) of Regulation S-K.

RESPONSE: We had total operating expenses of $199,764 for the nine months ended September 30, 2014 as compared to $110,444 for the nine months period ended September 30, 2013. The increase in operating expenses of $89,320 is due to an increase in general and administrative expenses primarily due to an increase in employees as well as increases in various other accounts and an increase in professional fees associated with the S-1 filing.

Executive Compensation, page 31

8.	Please update your executive compensation section to include information for the 2014 fiscal year. You may wish to refer to Staff Compliance and Disclosure Interpretations Regulation S-K Question 117.05.

RESPONSE: updated

Audited Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012 Note 5 – Notes Payable, page F-9

9.	We note the Company received a loan of $70,000 from an unrelated third party Georgia Peaches, LLC that matured on November 15, 2014. As Georgia Peaches, LLC appears to be a related party, please advise us and revise your disclosure accordingly. Please also address relative to your disclosure in your unaudited financial statements for the nine-month period ended September 30, 2014.

RESPONSE: revised

Consolidated Financial Statements for the Nine Month Periods Ended September 30, 2014 and 2013

Note 4 – Notes Payable, pages F-17 and F-18

10.	Referencing the promissory note of $70,000 maturing on November 15, 2014, please tell us and update your disclosure of the status of this loan.

RESPONSE: the note has been extended to May 15, 2015 please see attached exhibit

11.	Referencing the borrowings of $85,800 received in July and September 2014, please tell us and disclose the relevant terms including interest rate, maturity date, and business purpose. Also, please file an exhibit of the signed agreement.

RESPONSE: Continental Capital Advance, Inc. is a funding company that Ken's Custom Upholstery utilizes to acquire and purchase fabrics needed to conduct business. It's a line of credit for purchasing all the raw materials for the company.

In July and September 2014, the Company borrowed an aggregate amount of $85,800 less an original discount of $27,590 for net proceeds to the company of $58,210. The borrowings are repayable in 110 payments of $516 due each business day beginning on the first day after the loan was disbursed with a final payment due January 7, 2015. The loan contains no stated interest rate but imputed interest is calculated at approximately 126% per annum. The loan is collateralized by substantially all assets of the Company and is personally guaranteed by the president of the Company. The amount outstanding at September 30, 2014 was $37,784, net of discount. The proceeds were used for working capital purposes.

Item 15. Recent Sales of Unregistered Securities, pages 35 and 36

12.	We note your response to comment 19 of our prior letter. Please revise your disclosure to include the substance of your response in your next amendment. That is, separately disclose the issuance of 80,000 shares to Lambert Private Equity in October 2014.

RESPONSE: revised to October 2014

13.	We note your response to comment 20 of our prior letter. Please revise to reflect 20,200 shares of common stock sold to investors during the nine months ended September 30, 2014.

RESPONSE: revised

14.	Please reconcile the difference between the aggregate offering price of $30,300 for shares sold at $1.50 per share between February 12, 2014 and July 30, 2014, and the total proceeds of $22,800 received from these offerings. Please revise or advise us.

RESPONSE: Between February 12, 2014 and July 30, 2014 we sold 20,200 shares of common stock to 37 investors listed in the below table, at a price per share of $1.50 for an aggregate offering price of $30,300.  All sold securities were paid for in cash. The Common Stock issued in this offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 506(b) of Regulation D of the Securities Act of 1933.

On July 30, 2014 we sold 5,000 shares of common stock to five (5) investors listed in the below table, at a price per share of $2.50 for an aggregate offering price of $12,500.  All sold securities were paid for in cash. The Common Stock issued in this offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 506(b) of Regulation D of the Securities Act of 1933.

Consent from Independent Registered Public Accounting Firm, Exhibit 23.1. (omitted)

15.	Please have your auditors file an updated consent with your next amendment.

RESPONSE: filed

The Company acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Ken Kovie at 708-372-2726.

Sincerely,

/s/ Ken Kovie

Ken Kovie

President